UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Press Release

On October 10, 2023, Star Bulk Carriers Corp. (the “Company”) closed the previously announced repurchase of 10 million of its common shares from OCM XL Holdings, LP, a limited partnership incorporated in the Cayman Islands (the “Seller” and such transaction, the “Share Repurchase”).  As a result of the closing of the Share Repurchase, (i) the aggregate ownership of Oaktree Dry Bulk Holding LLC, an affiliate of the Seller, and its affiliated funds (collectively, the “Oaktree Shareholders”) in the Company was reduced from approximately 25.2% of the Company’s outstanding common stock to approximately 17.2% and (ii) the number of directors that the Oaktree Shareholders are entitled to nominate pursuant to the shareholders agreement, dated as of July 11, 2014, among the Company and the Oaktree Shareholders, was reduced from three directors to two directors.

The information contained in this Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-264226, 333-232765, 333-234125 and 333-252808) and Registration Statement on Form S-8 (File No. 333-176922), in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 10, 2023

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
	Name:	Simos Spyrou
	Title:	Co-Chief Financial Officer